Form 40-F
period 2020-12-31
PERPETUA RESOURCES CORP.
filed 2021-03-16
CIK 1526243

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020	Commission File Number 1-39918

PERPETUA RESOURCES CORP.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada (Province or other jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code Number)	26-4675940 (I.R.S. Employer Identification Number)

405 S. 8th Street, Ste 201, Boise, Idaho 83702
(208) 901-3060

(Address and telephone number of Registrant’s principal executive offices)

Perpetua Resources Idaho Inc., 13181 Highway 55, PO Box 429, Donnelly, Idaho 83615
(208) 901-3060

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	PPTA	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 47,481,134

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.☒ Yes      ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
 ☒ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐ Yes ☒ No

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form 40-F, are incorporated herein by reference:

(a)	Annual Information Form for the fiscal year ended December 31, 2020;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2020; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2020.

Resource and Reserve Estimates

The documents incorporated by reference herein have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. In Canada, an issuer is required to provide technical information with respect to mineralization, including “Mineral Reserves” and “Mineral Resources” (both as defined under Canadian Institute of Mining, Metallurgy and Petroleum standards), if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”) applicable to registration statements and reports filed by United States companies pursuant to the United States Securities Act of 1933, as amended, or the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, information contained in the documents incorporated by reference herein concerning descriptions of mineralization under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC, as further described in the documents incorporated by reference herein.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of Perpetua Resources Corp.’s fiscal year ended December 31, 2020, an evaluation of the effectiveness of Pepetua’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out by the management of Perpetua, with the participation of the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of Perpetua. Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, Perpetua’s disclosure controls and procedures were effective to ensure that information required to be disclosed by Perpetua in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to the management of Perpetua, including the CEO and CFO, to allow timely decisions regarding required disclosure.

It should be noted that while the CEO and CFO believe that Perpetua’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Perpetua’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)	Management’s Annual Report on Internal Control Over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over Perpetua’s financial reporting. Perpetua’s internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Perpetua’s assets are safeguarded.

Management has assessed the effectiveness of Perpetua’s internal control over financial reporting as at December 31, 2020. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control – Integrated Framework (2013) to evaluate the effectiveness of Perpetua’s internal control over financial reporting. Based on this assessment, management has concluded that Perpetua’s internal control over financial reporting was effective as of December 31, 2020.

(d)	Attestation Report of the Registered Public Accounting Firm. This Annual Report on Form 40-F does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(e)	Changes in Internal Control Over Financial Reporting. The required disclosure is included under the heading “Changes in Internal Control Over Financial Reporting” in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2020, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

Perpetua’s board of directors has determined that Bob Dean, a member of Perpetua’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F). Bob Dean is “independent” as that term is defined in the rules of the Nasdaq Stock Market.

Code of Business Conduct.

Perpetua has adopted a Code of Conduct and Ethics Policy that applies to all employees, officers and directors of Perpetua. This Code constitutes a “code of ethics” as defined in Form 40-F and is referred to in this Annual Report on Form 40-F as the “Code of Ethics”.

The Code of Ethics is available for viewing on Perpetua’s website at www.perpetuaresources.com, is available in print to any shareholder who requests a copy, and is filed as an exhibit to this Annual Report on Form 40-F. Requests for copies of the Code of Ethics should be made by contacting: Tracey Thurmond by phone at (208) 901-3060 or by e-mail to community@perpetua.us.

During the year ended December 31, 2020, the Code of Ethics was amended in connection with Perpetua’s listing on the Nasdaq Stock Market and SEC registration. Other than such revisions, during the year ended December 31, 2020, there were not any amendments to, or waivers, including implicit waivers, from, any provision of the Code of Ethics.

If any amendment to the Code of Ethics is made, or if any waiver from the provisions thereof is granted, Perpetua may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on Perpetua’s website, which may be accessed at www.perpetuaresources.com.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee Information – Audit Committee Oversight – External Auditor Service Fees (By Category)” in Perpetua’s Annual Information Form for the fiscal year ended December 31, 2020, filed as Exhibit 99.1 hereto.

Pre-Approval Policies and Procedures.

(a)	All non-audit services must be pre-approved by the Committee, or if a request is made between Committee meetings, the Committee Chair may pre-approve a request for non-audit services, but the Chair must advise other Committee members of such pre-approval no later than the next regularly scheduled Committee meeting. In no event can the external auditor undertake non-audit services prohibited by legislation or professional standards.

(b)	Of the fees reported in this Annual Report on Form 40-F under the heading “Principal Accountant Fees and Services”, none of the fees billed by Deloitte LLP were approved by Perpetua’s audit committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements

The required disclosure is included under the heading “Off Balance Sheet Arrangements” in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2020, filed as Exhibit 99.2 hereto.

Tabular Disclosure of Contractual Obligations

The following table sets forth Pepetua’s known contractual obligations as at December 31, 2020.

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt					-
Interest Obligations	17,801	5,934	11,867	-	-
Principal Obligations	11,867,316	-	11,687,316	-	-
	11,879,187	5,934	11,879,184	-	-
Lease Obligations	305,284	230,821	74,464	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	12,190,402	236,754	11,953,647	-	-

Identification of the Audit Committee.

Perpetua has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are Bob Dean, Jeffrey Malmen and Alex Sternhell.

Mine Safety Disclosure.

None.

Nasdaq Stock Market Disclosure

Perpetua’s shares are listed for trading on the Toronto Stock Exchange (the “TSX”) and Perpetua is subject to the corporate governance requirements of the TSX, the Business Corporations Act (British Columbia) (the “BCBCA”) and the securities laws of each of the Provinces of Canada other than Québec.

The NASDAQ Rulebook specifies a quorum requirement of at least 33-1/3% of the shares issued and outstanding and entitled to vote for meetings of a listed company’s shareholders. Perpetua’s current quorum requirements, as set forth in its articles, for a meeting of shareholders is two shareholders present in person or represented by proxy representing at least 10% of the shares entitled to be voted. Perpetua’s current quorum requirement is not prohibited by, and does not constitute a breach of, the BCBCA.

EXHIBITS

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2020
99.2	Management’s Discussion and Analysis for the year ended December 31, 2020
99.3	Audited Annual Consolidated Financial Statements for the year ended December 31, 2020
99.4	Certification of President & Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.6	Certification of President & Chief Financial Officer pursuant to 18 U.S.C. Section 1350
99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
99.8	Consent of Deloitte LLP
99.9	Richard K. Zimmerman, R.G. SME-RM
99.10	Art Ibrado, P.E.
99.11	Grenvil M. Dunn, C. Eng.
99.12	Garth D. Kirkham, P. Geo.
99.13	Christopher J. Martin, C. Eng
99.14	Peter E. Kowalewski, P.E.
99.15	Chris J. Roos, P.E.,
99.16	Scott Rosenthal, P.E.
99.17	Christopher Dail, C.P.G.
99.18	Code of Conduct and Ethics Policy

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking.

Perpetua Resources Corp. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process.

Perpertua Resources Corp. has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of Perpetua Resources Corp. shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number of Perpetua Resources Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Perpetua Resources Corp. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on March 15, 2021.

PERPETUA RESOURCES CORP.

By:	/s/ Darren Morgans

Name:	Darren Morgans
Title:	CFO