Form 40-F/A
period 2020-12-31
PERPETUA RESOURCES CORP.
filed 2021-04-07
CIK 1526243

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 47,481,134

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
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

☐Yes ☒ No

EXPLANATORY NOTE

Perpetua Resources Corp. (the "Company") is filing this Amendment No. 1 to Form 40-F (the "Form 40-F/A") for the year ended December 31, 2020 to furnish Exhibit 101 to the Form 40-F, which provides certain items from our Form 40-F formatted in eXtensible Business Reporting Language ("XBRL").  In accordance with the policy of the Securities and Exchange Commission (the "Commission") stated in Release No. 33-9002, we are filing this Form 40-F/A within the 30-day period available to first-time XBRL filers following the filing of our Form 40-F, as filed with the Commission on March 16, 2021.

No other changes have been made to the Form 40-F other than the furnishing of the exhibit described above. This Form 40-F/A does not reflect subsequent events occurring after the original date of the Form 40-F, or modify or update in any way disclosures made in the Form 40-F.

EXHIBITS

Exhibit	Description

99.1*	Annual Information Form for the year ended December 31, 2020
99.2*	Management’s Discussion and Analysis for the year ended December 31, 2020
99.3*	Audited Annual Consolidated Financial Statements for the year ended December 31, 2020
99.4*	Certification of President & Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.5*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.6*	Certification of President & Chief Financial Officer pursuant to 18 U.S.C. Section 1350
99.7*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
99.8*	Consent of Deloitte LLP
99.9*	Richard K. Zimmerman, R.G. SME-RM
99.10*	Art Ibrado, P.E.
99.11*	Grenvil M. Dunn, C. Eng.
99.12*	Garth D. Kirkham, P. Geo.
99.13*	Christopher J. Martin, C. Eng
99.14*	Peter E. Kowalewski, P.E.
99.15*	Chris J. Roos, P.E.,
99.16*	Scott Rosenthal, P.E.
99.17*	Christopher Dail, C.P.G.
99.18*	Code of Conduct and Ethics Policy
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*Previously filed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Perpetua Resources Corp. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on April 7, 2021.

PERPETUA RESOURCES CORP.

By:	/s/ Laurel Sayer
Name:	Laurel Sayer
Title:	President & Chief Executive Officer

3